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            MENTOR GRAPHICS SAYS QUICKTURN BOARD'S CONTINUED DELAYS
                    ARE COSTING QUICKTURN STOCKHOLDERS MONEY

WILSONVILLE, OR, OCTOBER 2, 1998 -- Mentor Graphics Corporation (Nasdaq: MENT) today said that the attempt by the Board of Directors of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to set the date of the Quickturn Special Meeting for January 8, 1999, at the earliest, unreasonably delays the ability of Quickturn's stockholders to receive $12.125 per share in cash for their shares.

Mentor stated its belief that Quickturn's delaying tactics--which include an amended bylaw under which Quickturn is attempting to set the Special Meeting for at least three months from now, as well as an amended poison pill that would delay the Mentor offer for at least six more months beyond that--are invalid, and are costing Quickturn stockholders money every day the Quickturn Board prevents Mentor's all-cash offer from being considered and accepted. Mentor is challenging Quickturn's bylaw amendment and poison pill amendment in Delaware state court.

Mentor Graphics has previously called a Special Meeting of Quickturn stockholders for October 29, 1998, with a record date of September 10, 1998, after delivering, on September 11, 1998, Agent Designations representing 17.26% of Quickturn's outstanding shares. Citing a bylaw that Quickturn purported to adopt after Mentor's offer was launched, Quickturn conditionally set January 8, 1999 as the date for the Special Meeting.

Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics, said: "We believe that Quickturn's attempt to delay the Special Meeting should be held invalid, and we are challenging it in Delaware state court. If the bylaw is upheld, it would force Quickturn stockholders to wait until at least January next year just to take the actions that would allow them to replace Quickturn's Board with directors whom we expect, subject to their fiduciary duties, would support Mentor's all-cash, premium offer. Ultimately, the delays caused by Quickturn's stonewalling tactics would, if valid, prevent Quickturn stockholders from receiving the benefits of our offer until July 1999 at the earliest--nearly one year after we commenced our offer in August 1998.

"Notwithstanding the current volatility of the financial markets, we are still prepared to consummate our fully financed offer as soon as possible. Given this volatility and the time value of the money that is being lost by Quickturn stockholders every day our offer is delayed, we urge stockholders to send the Quickturn Board a message by tendering their shares into our offer by October 6, 1998," Dr. Rhines said.

Mentor Graphics' Offer to Purchase and ancillary documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

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CONTACT:     Anne M. Wagner           Roy Winnick/Todd Fogarty
             Vice President,          Kekst and Company
             Marketing                212/521-4800
             503/685-1462
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